SIMPSON THACHER & BARTLETT

                             425 LEXINGTON AVENUE
                           NEW YORK, N.Y. 10017-3954
                                (212) 455-2000
                                   --------

                           FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                              E-MAIL ADDRESS
212-455-2675                                                 JTEHAN@STBLAW.COM




Via EDGAR                                                  June 4, 2002
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              Re:      Application for Withdrawal of Registration Statement:
                       Ingersoll-Rand Company
                       Registration Statement No. 333-88582


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Mr. Howard Baik

Ladies and Gentlemen:

          On behalf of Ingersoll-Rand Company, a New Jersey corporation (the "Registrant"), we request pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement, which previously was filed with the Commission on May 17, 2002 on Form S-3 under the Act and the Trust Indenture Act of 1939, as amended (Registration No. 333-88582) along with any exhibits filed thereto ("Registration Statement"). We incurred technical problems during the initial filing which resulted in the Registration Statement being given an improper Registration Number and were advised to withdraw the Registration Statement in order to correct the problem.

          No securities have been sold in connection with the Registration Statement. The Registration Statement has not been declared effective by the Commission.

          Please direct any questions or comments regarding this filing to the undersigned at (212) 455-2675.

                                          Very truly yours,

                                          /s/ John B. Tehan
                                          ---------------------
                                          John B. Tehan





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